Exhibit 99.3

Marc Schulte P.Eng.

Mining Engineer

Moose Mounain Technical Services

CONSENT of QUALIFIED PERSON

New Pacific Metals Corp (the "Company")

I, Marc Schulte, P.Eng. consent to any extracts from, or a summary of, the technical report Carangas Deposit - Preliminary Economic Assessment of October 1st, 2024 (the "Technical Report") in the news release of the Company dated October 1st, 2024 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this October 1st , 2024.

/s/ Marc Schulte

Marc Schulte, P.Eng.